                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               IPL SYSTEMS, INC.
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                              (NAME OF THE ISSUER)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   0004498131
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                                 (CUSIP NUMBER)

                                 W. DAVID SYKES
                              10140 MESA RIM ROAD
                              SAN DIEGO, CA 92121
                                 (619) 453-9191
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 3, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                              (Page 1 of 7 Pages)


                                       1.

CUSIP No.       0004498131                13D                 Page 2 of 7 Pages
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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      W. DAVID SYKES S.S. ###-##-####
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [ ]
      N/A                                                     (b)  [ ]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS
      OC
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 3(d) or 2(e)     N/A                                [ ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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                        7       SOLE VOTING POWER
                                17,044,298
  NUMBER OF            --------------------------------------------------------
    SHARES              8       SHARED VOTING POWER
   OWNED BY                     -0-
     EACH              --------------------------------------------------------
  REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON                      17,044,298
     WITH              --------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                -0-
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      17,044,298
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
      N/A
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      71.9%
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 14   TYPE OF REPORTING PERSON
      IN
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Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as
amended.


                                       2.
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ITEM 1.         SECURITY AND THE ISSUER

        (a)     Title of Security:

                Class A Common Stock, $.01 par value per share.

        (b)     Name of the Issuer:

                IPL SYSTEMS, INC., a Massachusetts corporation.

        (c)     The Issuer's principal executive office:

                124 Acton Street
                Maynard, MA 10754

ITEM 2.         IDENTITY AND BACKGROUND

        (a)     Name of the Reporting Person:

                W. David Sykes

        (b)     Address of business:

                10140 Mesa Rim Road
                San Diego, CA 92121

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                (i)   Vice Chairman of the Board and President of the Issuer.

                      124 Acton Street
                      Maynard, MA 01754

                      Description of business: the Issuer is in the business of designing, marketing and servicing high availability business-critical storage solutions for the Unix and Windows NT environments.

                (ii) Director, President and Chief Executive Officer of Andataco, a California Corporation and a wholly-owned subsidiary of the Issuer ("Andataco").

                      10140 Mesa Rim Road
                      San Diego, CA 92121

                      Description of business: Andataco is a computer hardware and software systems designer integrator and manufacturer.

        (d)     Convictions in criminal proceedings since June 3, 1992:

                None.

        (e)     Judgments for violations of Securities Laws since June 3, 1992:

                None.

        (f)     United States

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                Reporting person acquired all of the shares of Issuer reflected in this report pursuant to that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of February 28, 1997, whereby Andataco was merged with a wholly owned subsidiary of the Issuer (the "Merger").

                Pursuant to the terms and conditions of the Merger Agreement, each share of Andataco Common Stock issued and outstanding immediately prior to the effectiveness of such merger was converted in the right to receive 1,807.84 shares of Class A Common Stock $.01 par value per share (the "Class A Common Stock" of the Issuer.

                As a major shareholder of Andataco, Reporting Person was issued 17,044,298 shares of the Class A Common Stock of the Issuer in exchange for all of the shares of Common Stock of Andataco held by the Reporting Person immediately prior to the Merger.


                                       3.

ITEM 4.         PURPOSE OF THE TRANSACTION

                The issuance of shares of Class A Common Stock of the Issuer to Reporting Person upon the effectiveness of the Merger as described in Item 3 above was effected pursuant to the terms and conditions of the Merger Agreement.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

        (a)     Beneficial Ownership:                   17,044,298

                Percentage Ownership:                      71.9%*

        (b)     Sole Voting Power:                      17,044,298

                Shared Voting Power:                        -0-

                Sole Dispositive Power:                 17,044,298

                Shared Dispositive Power:                   -0-

        (c)     Recent Transactions:                    None.

        (d)     Right to Receive Dividends:             Reporting person has
                                                        exclusive right.

        (e)     Ownership below 5%:                     Not applicable.

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        * Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of
1934, as amended.



                                       4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                None.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

        (2.1) Agreement and Plan of Merger and Reorganization, dated as of February 28, 1997, by and among the Issuer, IPL Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer, Andataco and the Reporting Person, a shareholder of Andataco (incorporated by reference to the Issuer's current report on Form 8-K dated February 28, 1997).



                                       5.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          June 12, 1997
                                          -----------------------------
                                          (Date)


                                          /s/ W. David Sykes
                                          -----------------------------
                                              W. David Sykes


                                       6.
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                                 EXHIBIT INDEX

EXHIBIT     DESCRIPTION OF DOCUMENT                                                     PAGE
-------     -----------------------                                                     ----

(2.1)       Agreement and Plan of Merger and Reorganization, dated as of February
            28, 1997, by and among the Issuer, IPL Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer, Andataco and the Reporting Person, a shareholder of Andataco (incorporated by reference to the Issuer's current report on Form 8-K dated
            February 28, 1997).


                                       7.